Exhibit 99.1

Taseko Reports $63 Million of Adjusted EBITDA
for Third Quarter 2023

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 87.5% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

November 1, 2023, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports third quarter 2023 Adjusted EBITDA* of $63 million and Earnings from mining operations before depletion and amortization* of $65 million. Adjusted net earnings* for the quarter were $20 million, or $0.07 per share.

Gibraltar produced 35 million pounds of copper and 369 thousand pounds of molybdenum in the third quarter, 26% and 60% higher than the second quarter, respectively. Improved production was a result of higher grades, throughput and recoveries. Higher production, of both copper and molybdenum, drove Total operating costs (C1)* down 17% to US$2.20 per pound.

Adjusted EBITDA* increased by 182% over the prior quarter despite third quarter sales volumes being impacted by a port workers strike in July. The excess inventory at the end of the third quarter is expected to be shipped and sold in the fourth quarter.

Stuart McDonald, President and CEO of Taseko, commented “In the third quarter a major milestone was achieved at our Florence Copper project; receipt of the final Underground Injection Control permit from the US Environmental Protection Agency (“EPA”). This week the EPA confirmed that no appeals or objections have been received and that the permit is now effective. This is a great result and evidence of the quality and integrity of the project.

We are now preparing for construction and site preparation will begin later in the fourth quarter. Florence financing discussions are well advanced and tthe additional financings are expected to close in early 2024, and then wellfield drilling will commence.”

Mr. McDonald continued, “We are pleased with Gibraltar’s performance in the third quarter. Copper head grade increased to 0.26% in the period as the lower benches of the Gibraltar pit provided the higher grades and more consistent mineralized zones we expected. Mill performance was also strong as copper recoveries averaged 85% and the softer ore in the Gibraltar pit helped to achieve a throughput rate over 87,000 tons per day, 10% higher than the first half of 2023. The Gibraltar pit will continue to be our main source of ore through the middle of 2024, providing us with predictable and consistent mill feed. The operation remains on track to meet the original 2023 production guidance of 115 million pounds of copper (+/-5%).”

We continue to have our copper put protection in place US$3.75 per pound until the end of the year, and we now have a minimum price of US$3.25 per pound protected for the first quarter of 2024.” concluded Mr. McDonald.

1

Third Quarter Review

•	In September, the U.S. Environmental Protection Agency (“EPA”) issued the Final Underground Injection Control (“UIC”) permit for the Florence Copper Project and the permit became effective on October 31, 2023. The Company now has all key permits in place to commence construction of the commercial production facility at Florence;
•	Third quarter earnings from mining operations before depletion and amortization* was $65.4 million, Adjusted EBITDA* was $62.7 million, and cash flows from operations were $27.0 million;
•	GAAP net income was $0.9 million (nil per share) and Adjusted net income* was $19.7 million ($0.07 per share) after normalizing for unrealized foreign exchange and derivative losses;
•	Gibraltar produced 35.4 million pounds of copper for the quarter, a 26% improvement over the prior quarter as a result of higher grades, improved recoveries and increased mill throughput;
•	Copper head grades in the quarter improved to 0.26% as mining progressed deeper into the Gibraltar pit and the lower benches provided the expected improvement in ore grade and quality;
•	Molybdenum grades also increased in the period, resulting in a 60% increase in quarterly molybdenum production;
•	Gibraltar sold 32.1 million pounds of copper in the third quarter (100% basis). The B.C. port workers labour strike in early July caused shipping delays and a build-up of Gibraltar copper concentrate inventory. As a result, third quarter sales volumes lagged production by three million pounds, and the excess inventory is expected to be shipped and sold in the fourth quarter;
•	Total site costs* in the third quarter were $102.0 million on a 100% basis, $3.4 million lower than the previous quarter due to lower explosive and grinding media use, contractor services, and repairs and maintenance costs. C1 costs were US$2.20 per pound in the quarter;
•	On October 25, 2023, the Company received the first US$20 million tranche of its US$25 million equipment loan commitment from Bank of America for Florence Copper; and
•	The Company had a closing cash balance of $82 million at September 30, 2023.

*Non-GAAP performance measure. See end of news release

2

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2023	2022	Change	2023	2022	Change
Tons mined (millions)	16.5	23.2	(6.7)	64.0	65.7	(1.7)
Tons milled (millions)	8.0	8.2	(0.2)	22.4	23.0	(0.6)
Production (million pounds Cu)	35.4	28.3	7.1	88.5	70.3	18.2
Sales (million pounds Cu)	32.1	26.7	5.4	84.8	75.8	9.0

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2023	2022	Change	2023	2022	Change
Revenues	143,835	89,714	54,121	371,278	290,991	80,287
Earnings from mining operations before depletion and amortization*	65,445	18,570	46,875	134,248	68,564	65,684
Cash flows provided by operations	26,989	12,115	14,874	88,257	82,212	6,045
Adjusted EBITDA*	62,695	34,031	28,664	120,972	73,854	47,118
Net income (loss) (GAAP)	871	(23,517)	24,388	15,301	(23,696)	38,997
Per share - basic (“EPS”)	-	(0.08)	0.08	0.05	(0.08)	0.13
Adjusted net income (loss)*	19,659	4,513	15,146	20,371	(5,423)	25,794
Per share - basic (“adjusted EPS”)*	0.07	0.02	0.05	0.07	(0.02)	0.09

*Non-GAAP performance measure. See end of news release

3

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Tons mined (millions)	16.5	23.4	24.1	22.9	23.2
Tons milled (millions)	8.0	7.2	7.1	7.3	8.2
Strip ratio	0.4	1.5	1.9	1.1	1.5
Site operating cost per ton milled (Cdn$)*	$12.39	$13.17	$13.54	$13.88	$11.33
Copper concentrate
Head grade (%)	0.26	0.24	0.22	0.22	0.22
Copper recovery (%)	85.0	81.9	80.7	83.4	77.1
Production (million pounds Cu)	35.4	28.2	24.9	26.7	28.3
Sales (million pounds Cu)	32.1	26.1	26.6	25.5	26.7
Inventory (million pounds Cu)	8.8	5.6	3.7	5.4	4.2
Molybdenum concentrate
Production (thousand pounds Mo)	369	230	234	359	324
Sales (thousand pounds Mo)	370	231	225	402	289
Per unit data (US$ per pound produced)*
Site operating costs*	$2.10	$2.43	$2.94	$2.79	$2.52
By-product credits*	(0.23)	(0.13)	(0.37)	(0.40)	(0.15)
Site operating costs, net of by-product credits*	$1.87	$2.30	$2.57	$2.39	$2.37
Off-property costs	0.33	0.36	0.37	0.36	0.35
Total operating costs (C1)*	$2.20	$2.66	$2.94	$2.75	$2.72

Operations Analysis

Third Quarter Review

Gibraltar produced 35.4 million pounds of copper for the third quarter, a 26% increase over the second quarter due to higher mill throughput, ore grade and recoveries. The lower benches of the Gibraltar pit are providing the expected higher grades and more consistent mineralized zones. Mill throughput was 8.0 million tons for the period averaging 87,000 tons per day, which is above nameplate capacity and 10% higher than the average throughput in the first half of the year.

Copper head grades of 0.26% were higher than recent quarters as ore quality improved in the lower benches of the Gibraltar pit, in line with management expectations. Copper recoveries in the third quarter were 85.0%, improved over previous quarters with the increasing head grades.

*Non-GAAP performance measure. See end of news release

4

Operations Analysis - Continued

A total of 16.5 million tons were mined in the third quarter which was lower than recent quarters due to longer haul distances from the lower benches of the Gibraltar pit. Total site costs* at Gibraltar of $102.0 million were $3.4 million lower than the previous quarter. Ore stockpiles increased by 2.9 million tons in the third quarter.

Molybdenum generated a by-product credit of US$0.23 per pound of copper produced in the third quarter. Molybdenum production increased by 60% over the second quarter due to the higher grade and consistency in mill operations. The molybdenum price increased from the second quarter’s average price of US$21.30 per pound to an average of US$23.76 per pound.

Off-property costs per pound produced* were US$0.33 which is lower than the recent quarters as copper sales lagged production.

Total operating costs per pound produced (C1)* were US$2.20 for the third quarter, compared to US$2.72 in the same period in 2022 mainly attributed to the higher production and with other key variances summarized in the bridge graph below:

Gibraltar Outlook

Mining is well established in the lower benches of the Gibraltar pit and the operation remains on track to meet the original production guidance of 115 million pounds of copper (+/-5%). The Gibraltar pit will continue to be the main source of mill feed through to the middle of 2024. The excess inventory at the end of the third quarter of 2023 as a result of the B.C. port workers strike is expected to be shipped and sold before the end of this year.

*Non-GAAP performance measure. See end of news release

5

Gibraltar Outlook - Continued

Mill 2 is scheduled to be down for two weeks in the first quarter of 2024 for a component replacement. The in-pit crusher for Mill 1 is planned to be relocated in the second quarter of 2024 with an estimated remaining cost of $9 million. The approximate three-week downtime associated with the crusher move will align with a maintenance shutdown that is required for Mill 1. No other significant capital projects are planned for Gibraltar in 2024.

Our copper hedge protection continues to provide stable operating margins at the Gibraltar mine amidst copper price volatility. Copper prices in the third quarter averaged US$3.79 per pound, compared to the year-to-date average of US$3.89 and the 2022 average of US$3.99 per pound. The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for 21 million pounds of copper for the fourth quarter and copper price put contracts in place that secure a minimum copper price of US$3.25 per pound for 21 million pounds of copper during the first quarter of 2024.

Florence Copper

On September 14, 2023, the Company received the final UIC permit from the EPA, and the UIC permit became effective on October 31, 2023. The Company now has all the key permits in place and is preparing to commence construction of the commercial production facility. The next steps include procurement of materials and supplies and finalizing agreements with key contractors, including the general contractor for the solvent extraction and electrowinning (“SX/EW”) plant and the drilling contractors for the wellfield development. Site preparation and clearing for the initial wellfield, plant and infrastructure will commence in the fourth quarter and the Company has started the hiring of additional management and site personnel positions for the construction and operations teams.

Detailed engineering and design for the commercial production facility is substantially completed and procurement activities are well advanced. Major processing equipment associated with the SX/EW plant has been procured and delivered to the Florence site. The Company incurred $45.0 million of capital expenditures at the Florence project in the first nine months of 2023.

The Company is also advancing Florence project level financing to fund construction activities. On October 25, 2023, the Company closed the first US$20 million tranche of its US$25 million equipment loan commitment from Bank of America. The Company’s financial adviser, Endeavour Financial, has been leading the origination of additional finance commitments for Florence Copper. Discussions are well advanced and the Company is targeting additional funding commitments of approximately US$100 million in royalties and debt at Florence Copper, in addition to the commitments already received from Mitsui and Bank of America.

In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. The Company has filed a new technical report entitled “NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “Technical Report”) on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility (“PTF”) results.

6

Florence Copper - Continued

The technical work completed by Taseko in recent years has been extensive and has de-risked the project significantly. The PTF operated successfully over an 18-month period and provided a valuable opportunity to test operational controls and strategies which will be applied in future commercial operations. In addition, a more sophisticated leaching model has been developed and calibrated to the PTF wellfield performance. This detailed modeling data, along with updated costing, has been used to update assumptions for the ramp up and operation of the commercial wellfield and processing facility.

Florence Copper Project Highlights:

•	Net present value of US$930 million (after-tax at an 8% discount rate)
•	Internal rate of return of 47% (after-tax)
•	Payback period of 2.6 years
•	Operating costs (C1) of US$1.11 per pound of copper
•	Annual production capacity of 85 million pounds of LME grade A cathode copper
•	22 year mine life
•	Total life of mine production of 1.5 billion pounds of copper
•	Total estimated initial capital cost of US$232 million remaining
•	Long-term copper price of US$3.75 per pound

Long-term Growth Strategy

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

7

Long-term Growth Strategy - Continued

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, in order to obtain a long-term resolution of the conflict regarding Taseko’s proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

This dialogue has been supported by the parties’ agreement, beginning December 2019, to a series of one-year standstills on certain outstanding litigation and regulatory matters relating to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill agreement was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot’in Nation and Taseko to negotiate a final resolution.

The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated lab testwork on flowsheet development to produce niobium oxide from floatation concentrate at Aley to supply the growing market for niobium-based batteries.

The Company will host a telephone conference call and live webcast on Thursday, November 2, 2023 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://bit.ly/Taseko-Q3-rapidconnect to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 888-390-0546 toll free, 416-764-8688 in Canada, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until November 16, 2023 and can be accessed by dialing 888-390-0541 toll free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events/ and using the entry code 154098#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

8

Non-GAPP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1, Q2 and Q3 2023)	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3
Cost of sales	94,383	99,854	86,407	73,112	84,204
Less:
Depletion and amortization	(15,993)	(15,594)	(12,027)	(10,147)	(13,060)
Net change in inventories of finished goods	4,267	3,356	(399)	1,462	2,042
Net change in inventories of ore stockpiles	12,172	2,724	5,561	18,050	3,050
Transportation costs	(7,681)	(6,966)	(5,104)	(6,671)	(6,316)
Site operating costs	87,148	83,374	74,438	75,806	69,920
Oxide ore stockpile reclassification from capitalized stripping	-	(3,183)	3,183	-	-
Less by-product credits:
Molybdenum, net of treatment costs	(9,900)	(4,018)	(9,208)	(11,022)	(4,122)
Silver, excluding amortization of deferred revenue	290	(103)	(160)	263	25
Site operating costs, net of by-product credits	77,538	76,070	68,253	65,047	65,823
Total copper produced (thousand pounds)	30,978	24,640	19,491	20,020	21,238
Total costs per pound produced	2.50	3.09	3.50	3.25	3.10
Average exchange rate for the period (CAD/USD)	1.34	1.34	1.35	1.36	1.31
Site operating costs, net of by-product credits (US$ per pound)	1.87	2.30	2.59	2.39	2.37
Site operating costs, net of by-product credits	77,538	76,070	68,253	65,047	65,823
9

Non-GAPP Performance Measures - Continued Add off-property costs:
Treatment and refining costs	6,123	4,986	4,142	3,104	3,302
Transportation costs	7,681	6,966	5,104	6,671	6,316
Total operating costs	91,342	88,022	77,499	74,822	75,441
Total operating costs (C1) (US$ per pound)	2.20	2.66	2.94	2.75	2.72

1 Q1, Q2 and Q3 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1, Q2 and Q3 2023)	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3
Site operating costs	87,148	83,374	74,438	75,806	69,920
Add:
Capitalized stripping costs	2,083	8,832	12,721	3,866	1,121
Total site costs - Taseko share	89,231	92,206	87,159	79,672	71,041
Total site costs - 100% basis	101,978	105,378	112,799	106,230	94,721

1 Q1, Q2 and Q3 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gain/loss;
•	Unrealized gain/loss on derivatives; and
•	Finance and other non-recurring costs.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

10

Non-GAPP Performance Measures - Continued

(Cdn$ in thousands, except per share amounts)	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Net income (loss)	871	9,991	4,439	(2,275)
Unrealized foreign exchange (gain) loss	14,582	(10,966)	(950)	(5,279)
Unrealized (gain) loss on derivatives	4,518	(6,470)	2,190	20,137
Finance and other non-recurring costs	1,244	1,714	-	-
Estimated tax effect of adjustments	(1,556)	1,355	(591)	(5,437)
Adjusted net income (loss)	19,659	(4,376)	5,088	7,146
Adjusted EPS	0.07	(0.02)	0.02	0.02

(Cdn$ in thousands, except per share amounts)	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income (loss)	(23,517)	(5,274)	5,095	11,762
Unrealized foreign exchange (gain) loss	28,083	11,621	(4,398)	(1,817)
Unrealized (gain) loss on derivatives	(72)	(30,747)	7,486	4,612
Estimated tax effect of adjustments	19	8,302	(2,021)	(1,245)
Adjusted net income (loss)	4,513	(16,098)	6,162	13,312
Adjusted EPS	0.02	(0.06)	0.02	0.05

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on derivatives;
•	Amortization of share-based compensation expense; and
•	Non-recurring other expenses

11

Non-GAPP Performance Measures - Continued

(Cdn$ in thousands)	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Net income (loss)	871	9,991	4,439	(2,275)
Add:
Depletion and amortization	15,993	15,594	12,027	10,147
Finance expense	14,285	13,468	12,309	10,135
Finance income	(322)	(757)	(921)	(700)
Income tax expense	12,041	678	3,356	1,222
Unrealized foreign exchange loss (gain)	14,582	(10,966)	(950)	(5,279)
Unrealized loss (gain) on derivatives	4,518	(6,470)	2,190	20,137
Amortization of share-based compensation expense	727	417	3,609	1,794
Non-recurring other expenses	-	263	-	-
Adjusted EBITDA	62,695	22,218	36,059	35,181

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	2023	2022
Earnings from mining operations	49,452	5,510	90,634	26,729
Add:
Depletion and amortization	15,993	13,060	43,614	41,835
Earnings from mining operations before depletion and amortization	65,445	18,570	134,248	68,564

12

Non-GAPP Performance Measures - Continued

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3
Site operating costs (included in cost of sales) - Taseko share	87,148	83,374	74,438	75,806	69,920
Site operating costs - 100% basis	99,598	95,285	95,838	101,075	93,226
Tons milled (thousands)	8,041	7,234	7,093	7,282	8,229
Site operating costs per ton milled	$12.39	$13.17	$13.54	$13.88	$11.33

1 Q1, Q2 and Q3 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

13

No regulatory authority has approved or disapproved of the information in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

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